

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Via email
F. Mitchell Walker, Jr.
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201

> **Re:** **J. Alexander's Corporation**
> **Schedule 14D-9, as amended**
> **Filed August 6, 7 and 13, 2012**
> **File No. 5-17218**

Dear Mr. Walker:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9 & 14D-9/A

Item 4. The Solicitation or Recommendation, page 10

Background of the Offer and Merger, page 11 (as amended)

1. Please supplement your disclosure regarding material issues negotiated and revised during the successive rounds of responsive draft agreements exchanged between counsel to the parties during May 2012 through June 2012. Specifically, please disclose the principal issues the parties negotiated that were related to the salary continuation and employment agreements and identify the material revisions negotiated with respect to any of your Named Executive Officers during this period.

F. Mitchell Walker, Jr. Esq.
Bass, Berry & Sims PLC
August 14, 2012

2.   Please disclose the consideration by the company and/or Fidelity, if any, of the communications received from Privet Fund and its affiliates following the announcement of the Prior Merger Agreement. In this regard, we note that Privet Fund commenced litigation against the company in state court. If such litigation also sought to enjoin the merger transaction, revise to clarify the status of the litigation and its outcome. Refer to Item 1011 (c) of Regulation M-A.

3.   Please identify any material issues negotiated during the period from July 23, 2012 to the announcement of the new merger agreement. For example, clarify how Mr. Bickett "clarif[ied] the proposal for an all-cash tender offer when he contacted Mr. Stout on July 25.

4.   Please supplement your disclosure to clarify further the material terms and issues for which counsel sought clarification from Party G on August 8. For example, specify the "certain terms" counsel to the company requested Party G clarify.

Prospective Financial Information, page 35

5.   Please revise to include the reconciliation disclosure required by Rule 100 of Regulation G. Refer generally to the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

F. Mitchell Walker, Jr. Esq.
Bass, Berry & Sims PLC
August 14, 2012

       Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                      Sincerely,

                      /s/ *Mellissa Campbell Duru*

                      Mellissa Campbell Duru
                      Special Counsel
                      Office of Mergers & Acquisitions